UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan, Israel, 5257346

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

RAMAT GAN, Israel - (July, 2025) XTL Biopharmaceuticals Ltd. (the “Company”) announces today the postponement of the annual and extraordinary shareholders' meeting scheduled for July 21, 2025, since legal quorum requirements as set forth in the meeting’s convening notice were not met.

The Company has announced that the deferred annual and extraordinary shareholders meeting will reconvene on July 28, 2025, at 04:00PM (Israel Standard Time).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE).

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2025	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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